EXHIBIT 99.1

February 24, 2025

Sandstorm Gold Royalties
Portfolio Updates; Platreef Expansion Studies, FDN Resource Growth, Argentine Project Advancements

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide various asset updates from its diversified stream and royalty portfolio (dollar figures in USD unless otherwise indicated).

Fruta del Norte Achieves Largest Reserve and Resource Estimate to Date; Increases Inferred Resources by 59%

Following record annual production in 2024 of over half a million gold ounces, Lundin Gold Inc. (“Lundin Gold”) has published a significant increase in the Mineral Reserves and Mineral Resources at the Fruta del Norte mine in Ecuador (“FDN”), with plans to publish an Initial Mineral Resource for the Bonza Sur deposit later in the year. A successful 2024 near-mine exploration drilling program has grown Inferred Resources at FDN by 59% to 2.36 million ounces (“Moz”) of contained gold at 5.27 grams per tonne (“g/t”). Growth in Inferred Resources was concentrated in FDN South (“FDNS”), where contained gold ounces rose from 0.73 Moz in 2023 to 2.09 Moz at an average grade of 5.25 g/t. Lundin Gold’s 2024 conversion drilling campaign was successful at reclassifying Inferred Resources to Indicated Resources in areas immediately beyond the current Mineral Reserve boundary. Measured and Indicated Resources increased to 7.06 Moz of contained gold from 30.62 Mt at an average grade of 7.17 g/t, while Proven and Probable Mineral Reserves grew to 5.54 Moz of contained gold from 22.06 Mt at an average grade of 7.81 g/t, after accounting for mining depletion of 0.54 Moz in 2024. Mineral Resources and Mineral Reserves are effective December 31, 2024. Cut-off grade applied was 3.0 g/t gold for Mineral Resources, and 3.7 g/t gold for Mineral Reserves. Lundin Gold expects 2025 production at FDN to be between 475,000-520,000 ounces at an average head grade of 9.2 g/t.

For more information, including details of the FDN Mineral Resource, visit www.lundingold.com and refer to the press releases dated February 18 and 20, 2025.

Sandstorm holds a 0.9% net smelter returns (“NSR”) royalty on the precious metals produced at FDN

Platreef Expansion Studies Target Phase 1 Production in 2025 and Phase 2 Expansion in 2027

Ivanhoe Mines Ltd. (“Ivanhoe”) has released positive results from two independent studies covering the three-phase Platreef mine in South Africa. An updated Feasibility Study on the Phase 2 expansion targets first ore feed into the 770,000 tonnes per annum Phase 1 concentrator in the fourth quarter of 2025. Ore and waste will be hoisted using Shaft #1 and Shaft #3, with a combined capacity of 5.0 million tonnes per annum (“Mtpa”). The Phase 2 expansion is targeting first production in the fourth quarter of 2027 and will add a 3.3 Mtpa concentrator module, increasing total processing capacity to 4.1 Mtpa. Annualized gold production is expected to average approximately 6,900 ounces in the first three years, increasing to approximately 29,000 ounces with Phase 2 production. Platreef is projected to rank among the lowest-cost primary platinum-group metal (“PGM”) producers globally, with life-of-mine cash costs of $599 per ounce of platinum, palladium, rhodium, and gold (“3PE+Au”). The 4.1 Mtpa Feasibility Study estimates an after-tax NPV (8%) of $1.4 billion and an IRR of 20% over a 35-year mine life.

Beyond Phase 2, a Phase 3 Preliminary Economic Assessment (the “PEA”) outlines further expansion beginning in 2030, positioning Platreef as one of the largest global PGM producers and a significant nickel producer. Phase 3 will include two additional 3.3 Mtpa concentrator modules, increasing total processing capacity to 10.7 Mtpa by 2032. Once fully ramped-up, gold production is expected to average more than 65,000 ounces per year. Leveraging economies of scale, life-of-mine total cash costs are projected at $511 per ounce of 3PE+Au, net of by-products, with all-in cash costs of $641 per ounce. The expansion will utilize Shaft #2 and Shaft #3 for hoisting, providing a combined capacity of over 12 Mtpa. The PEA delivers an after-tax NPV (8%) of $3.2 billion and an IRR of 25% over a 29-year mine life, reinforcing Platreef’s position as a multi-generational, world-class asset.

For more information, visit the Ivanhoe Mines website at www.ivanhoemines.com and see the press release dated February 18, 2025.

Sandstorm holds a gold stream on the Platreef mine whereby the Company is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, then 30% of payable gold produced until an aggregate of 256,980 ounces are delivered. Sandstorm will make ongoing cash payments of $100 per ounce of gold. The Company anticipates annual average gold deliveries of 1,000-2,000 ounces during Phase 1, increasing up to 10,000 ounces with Phase 2 production. Longer term, the Company forecasts gold deliveries of between 15,000-20,000 ounces per year once all three phases achieve full design capacity.

Argentine Incentive Regime Stimulates Advancement at Gualcamayo DCP and MARA Project

The government of Argentina’s newly adopted Promotional Regime for Large Investment (“RIGI”) is driving capital investment within the country. The program aims to provide certainty and legal stability for long-term investments by offering offers tax, customs, legal, and foreign exchange benefits for investments exceeding $200 million. The RIGI application deadline is July 2026.

Minas Argentinas SA, part of AISA Group and the operator of the Gualcamayo mine in San Juan, has submitted the first mining investment plan under RIGI. The $1 billion investment plan includes the development of the Gualcamayo Deep Carbonates Project (“DCP”), which includes the construction of a new underground mine, a milling system, and a floatation plant with a processing capacity of 3,500-4,500 tonnes per day. The DCP is expected to yield approximately 120,000 ounces of gold annually for at least 17 years. A Feasibility Study and engineering studies are underway on the DCP and are expected to be completed in 2025.

For more information, visit AISA Group’s website at www.aisagroup.ca and see the press release dated November 12, 2024.

Sandstorm has several royalties on the Gualcamayo mine summating to a 1.0-3.0% NSR royalty on production from oxides, a 2.5% NSR on production from the DCP, and a $30 million production payment upon commercial production at the DCP. In 2025, Sandstorm anticipates operations at Gualcamayo to exceed the production threshold, triggering the Company’s 3.0% NSR on oxides production.

Recently, Glencore plc (“Glencore”) stated that it plans to submit a RIGI application for the MARA copper-gold project in the first half of 2025. Glencore has earmarked $400 million towards its two Argentine development assets, of which, MARA is the most advanced and lowest capital intensity. MARA will utilize the existing Alumbrera plant, which continues to operate, to processes ore from the Agua Rica deposit located approximately 34 kilometres away. Glencore estimates MARA will produce approximately 200,000 tonnes of copper equivalent per year with a mine life exceeding 20 years.

For more information, refer to Glencore’s 2024 fourth quarter earnings call recorded on February 19, 2025.

Sandstorm holds an option on the MARA project to convert its 0.25% NSR royalty into a 20% gold stream. Under this arrangement, the company may make a maximum total payment of $225 million - disbursed in quarterly installments during the construction period, proportionate to overall project spending. Under the terms of the MARA gold stream, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine for ongoing payments equal to 30% of the spot price of gold.

Equinox Gold Ramps-up Greenstone Toward Nameplate Capacity

Equinox Gold Corp. (“Equinox”) expects its wholly-owned Greenstone gold mine to produce 300,000-350,000 gold ounces in 2025. Equinox’s primary operating focus for 2025 is to ramp-up Greenstone to design capacity throughput of 27,000 tonnes per day and gold recoveries averaging 90%. In December 2024, Greenstone averaged 77% of throughput capacity and 86% gold recoveries. Optimizations and improvements implemented in the fourth quarter of 2024 are expected to meaningfully increase plant availability, while average grade is expected to ramp-up from approximately 1.0 g/t to between 1.6-1.7 g/t towards the end of 2025.

For more information, visit Equinox Gold’s website at www.equinoxgold.com and refer to the press release dated February 19, 2025, and the company’s fourth quarter earnings call transcript recorded on February 20. 2025.

Sandstorm holds a gold stream on the Greenstone mine whereby the Company is entitled to purchase 2.375% of gold produced at the mine until 120,333 ounces are delivered, and then 1.583% of gold produced thereafter. Sandstorm will make ongoing payments equal to 20% of the spot price of gold per ounce plus an additional payment of up to $30 per ounce in ESG contributions.

Woodlawn Plant 70% Complete; Mining to Commence in First Quarter

In December 2024, Develop Global Limited’s (“Develop Global”) Board of Directors made a Final Investment Decision supporting the re-start of the Woodlawn copper-zinc mine in New South Wales, Australia, after finalizing documentation for a previous announced loan facility of approximately A$100 million. Develop Global advised that mining teams had been fully mobilized by late 2024 and refurbishment of the processing plant was 70% complete by the end of January 2025. The Woodlawn re-start plan is on time and on budget, with ore production from underground scheduled to commence in March and first concentrate production and cashflows in June 2025.

For more information, visit Develop Global’s website at www.develop.com.au and see the press release dated January 29, 2025.

Sandstorm has a silver stream on the Woodlawn project whereby the Company has the right to receive an amount of silver equal to 80% of payable silver produced, to a maximum value of A$27 million. In addition, the Company holds a second stream on Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1 million tonnes of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

Qualified Person

Imola Götz (M.Sc., P.Eng, F.E.C.), Sandstorm’s Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. Ms. Götz has reviewed and approved the scientific and technical information in this news release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson Mark Klausen
President & CEO Corporate Communications

604 689 0234 604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.